MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
AS AT JULY 31, 2007
PREPARED AS OF SEPTEMBER 27, 2007

Introduction

The following sets out the Management’s Discussion and Analysis ("MD&A") of the financial position and results of operations for the three months ended July 31, 2007 of Micromem Technologies Inc. (the "Company", "our" and "we"). The MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements and accompanying notes for the fiscal quarters ending July 31, 2007 which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward- looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward- looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward- looking statements.

This MD&A contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward- looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of The Company to be materially different from those expressed or implied by such forward- looking statements, including but not limited to: risks related to the nature of the business activity that it is involved with which is affected by numerous factors beyond the Company’s control; the existence of present and possible future government regulation; the significant and increasing competition that exists in the Company’s several business sectors , uncertainty of revenues, markets and profitability, as well as those factors discussed in the Company’s MD&A for the period ended July 31, 2006 contained herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward- looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE 3 MONTHS ENDED JULY 31, 2007
TABLE OF CONTENTS

I.	Overview
II.	Going Concern
III.	Operations Results and Financial Position
IV.	Unaudited Quarterly Financial Information
V.	Liquidity and Capital Resources
VI.	Critical Accounting Policies
VII.	Commitments and Contingencies
VIII.	Disclosure Controls
IX.	Financial Instruments
X.	Off Balance Sheet Arrangements
XI.	Transactions with Related Parties
XII.	Share Capital
XIII.	Subsequent Events

Tables
1.	Selected Information from Statement of Operations and Deficit
2.	Selected Balance Sheet Information
3.	Unaudited quarterly financial statements
4.	Financing raised
5.	Outstanding stock options and warrants

MICROMEM TECHNOLGIES INC.
CONSOLIDATED FINANCIAL STATMEENTS
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE 3 MONTHS ENDED JULY 31, 2007
PREPARED AS OF SEPTEMBER 27, 2007

I.

OVERVIEW:

The Company: The Company has previously reported on its technology developments during the 2005 – 2006 fiscal years. Reference should be made to the Management Discussion and Analysis filed as of October 31, 2006 for additional details.

During the 3- month and 9 month periods ended July 31, 2007, the Company continued with a number of initiatives that are in progress:

a.

It has been negotiating with a U.S.-based fabrication plant for the development of a commercial grade prototype of its memory technology. These discussions continue and the Company announced subsequent to July 31,2007 that the initial phase of this work has been agreed upon and has now commenced.

b.

It continues to pursue and is in active discussions with a potential strategic development partner in the United States to develop a prototype for a specific vertical market application.

c.

It has commenced similar discussions with a foreign technology company. Initial meetings which were initially scheduled for July 2007 have been delayed but remain pending.

d.

We continue to work with our research team at the University of Toronto. In May 2007 the Company announced certain positive test results at the University of Toronto.

e.

The Company participated in a one-day trade show in April 2007 at the invitation of Lockheed Martin, a potential strategic partner.

f.

The Company has formed a strategic committee consisting of two outside directors and an independent consultant to evaluate all of the Company’s go forward technical plans and to prioritize these over the next 4 quarters.

Operations : We have a small staff compliment of 8 people including the President, Chief Technology Officer and Chief Financial Officer. The bulk of the research being completed is through our research partners as described above.

Financial: We continue to raise capital to fund our current obligations. The Company raised $24,000 of financing in the quarter ending July 31, 2007 and $671,000 year-to-date through the exercise of outstanding stock options and common share purchase warrants; (for the quarter ending July 31, 2006: $815,528). The Company announced that it has engaged a financial intermediary to secure up to $8.5 million of equity financing on a best efforts basis. Subsequent to July 31, 2007 it secured a $525,000 bridge loan.

The Company reports the following losses for the quarter and year-to-date:

	7/31/07		7/31/06
	3 Months	9 Months	3 Months	9 Months
Operating loss	606,675	2,832,028	530,370	1,598,620
Stock compensation expense	33,644	139,587	-	143,786
Price adjustment on warrants	115,845	1,505,526	-	-

The Company reports a shareholders’ deficit of $964,837 at July 31, 2007 (2006: $114,137). Its working capital deficiency is $964,838 (2006: $114,137).

II.

GOING CONCERN:

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

The consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially explore our technologies. There is no certainty that such financing will be available in the future.

Our ability to continue, as a going concern is dependent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

III.

OPERATING RESULTS AND FINANCIAL POSITION:

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2001-2006 and the quarterly information through July 31, 2007. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2001-2006 and for the quarters through July 31, 2007.

Three Months Ending April 30, 2007 Compared to Three Months Ending April 30, 2006:

Our General and Administration costs were $99,266 for the quarter (2006: $106,583) and totalled $155,051 for the 9- month ended July 31, 2007 (2006: $258,646).

The significant expenses during the quarter included approximately $58,000 pertaining to the Annual General Meeting, approximately $10,000 with respect to insurance with the balance pertaining to office-related expenses.

Professional, management and consultant fees totalled $229,822 for the quarter (2006: $224,206) and $564,261 for the 9 months ending July 31, 2007 (2006: $582,052). Our costs for the quarter included approximately $80,000 with respect to patent-related filings, approximately $20,000 with respect to consulting fees paid to third party contractors with respect to the current financing plan, $66,000 in consulting fees paid to our Chief Technology Officer, other consulting fees of approximately $40,000 and additional legal costs pertaining to the company’s Annual Meeting and other matters.

Research and Development expenses totalled $121,200 for the quarter (2006: $39,267) and $295,900 for the 9 months ended July 31, 2007 (2006: $316,262). In 2007, we engaged the services of Strategic Solutions, an engineering consulting firm that is providing assistance in our commercialization efforts and our transition from lab to a fabrication plant. We paid approximately $50,000 of fees to Strategic Solutions during the quarter. Additionally, we accrued approximately $70,000 of costs associated with ongoing research initiatives at the University of Toronto during the quarter. During the 9 months ended July 31, 2006, the Company paid $250,000 Canadian funds (approximately $222,000 U.S. at the then prevailing exchange rates) to the University of Toronto as a lump sum R&D-related payment.

We reported $27,066 in travel and entertainment during the quarter (2006: $82,136) and $88,464 for the 9 months ended July 31, 2007 (2006: $138,638). Travel expenses have been significantly curtailed during the 2007 fiscal year.

We repriced 800,000 warrants previously issued to an independent consultant during the quarter. Initially these warrants were priced at $0.70 per common share and have now been repriced to $0.40 per common share. The cost calculated in accordance with the Black Scholes option-pricing model relating to this repricing was $115,845 (2006: nil). Additionally we issued we issued 200,000 common share purchase options to outside consultants and to an employee during the quarter and the related stock compensation expense was $33,644 (2006: nil) during the quarter.

The exercise of stock options by directors, officers and employees continues to be an important source of financing for the Company. Total options exercised during the quarter were nil (2006: $553,600); for the 9 months ending July 31, 2007 the proceeds realized by the Company on the exercise of stock options was $480,000 (2006: $553,600). Additionally a total of 60,000 warrants were exercised during the quarter for proceeds of $24,000 (2006: 771,850 warrants for proceeds of $485,548): for the 9 months ended July 31, 2007 a total of 477,500 warrants were exercised for proceeds of $191,000 (2006: 771,850 warrants exercised for proceeds of $485,548).

IV.

UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Table 3 presents certain quarterly information for the 2005-2006 fiscal years and for the quarters through July 31, 2007.

V.

LIQUIDITY AND CAPITAL RESOURCES:

Liquidity

Table 4 provides a summary of the financing raised by us in 2005-2006 and through the quarter ended July 31, 2007.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory technologies. As at July 31, 2007, our working capital deficiency was $964,838 (2006: $114,137). We must obtain financing to continue funding future research and development. We continue to pursue sources of financing to meet our working capital requirements.

We currently have no lines of credit in place and must obtain financing from investors and from investors who hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants are provided in Table 5.

Capital Resources

We have no commitments for capital expenditures as of July 31, 2007.

VI.

CRITICAL ACCOUNTING POLICIES:

a.

Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc.

During the fiscal year ending October 31, 2003, two of the Company’s subsidiaries, Micromem Technologies B.V. and Micromem Technologies S.p.A. were wound up. All significant intercompany balances and transactions have been eliminated upon consolidation.

b.

Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Examples of where estimates are used include the computation of stock option expense calculated in accordance with the Black Scholes option-pricing model and in calculating the provision for doubtful accounts.

c.

Patents and trademarks:

Patents and trademarks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow (Note 7).

d.

Research and development expenses:

Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. The Company has determined that no development costs have met these criteria at the financial reporting date.

e.

Stock-based compensation:

Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of stockholders’ equity and then charged against income over the contractual or vesting period.

f.

Long-Lived Assets

The Company records the value of the long-term assets acquired at cost. Such rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable when circumstances dictate an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flows. Management used its best estimate of the undiscounted cash flows to eva luate the carrying amount and has determined that no impairment has occurred.

g.

Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar. The Company’s wholly-owned subsidiaries are integrated foreign operations and therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates. Non- monetary assets and liabilities are translated at historical rates. Income and expenses are translated using the average monthly rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period.

h.

Other:

On November 1, 2006 the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 1530, Comprehensive Income, Section 3251, Equity, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below. These standards have been adopted prospectively and comparative amounts for the prior periods have not been restated.

Determination of Fair Value

The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, fair value is determined by using valuation techniques which refer to observable market data.

Comprehensive Income

Comprehensive income is composed of the Company’s net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale securities, net of income taxes. The components of comprehensive income are disclosed in the Consolidated Statement of Operations, Comprehensive Income and Deficit. The Company does not currently have any other comprehensive income.

i.

Reconciliation between Canadian GAAP and U.S. GAAP: The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material respects with U.S. GAAP.

VII.

COMMITMENTS AND CONTINGENCIES:

a.

Technology development agreement with Estancia:

To the extent that revenues are generated by us relating directly and specifically to the VENRAM Patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated.

b.

Operating leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum annual lease payments are approximately as between 2007 – 2010 are $103,000 per annum.

c.

Legal matters:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by- laws. We maintain insurance policies that may provide coverage against certain claims.

d.

Royalties:

The Company has obligations under the terms of the License Agreement signed in June 2005. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

e.

Contracts:

In January 2005, we entered into an employment contract with Dr. Cynthia Kuper for her services as our Chief Technology Officer. The agreement extended for 2 years with a cancellation clause which can be executed by us at any time with 4 months notice provided. The base remuneration stipulated in the contract is $260,000 per year. In September 2006 with an effective date of January 2007, this contract was extended for an additional 2 years under the same terms, conditions and cancellation clauses.

On May 29, 2005, we entered into a new employment agreement with our Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over- year basis commencing as at December 31, 2005 subject to a minimum annual compensation amount of $150,000 in Canadian funds. At our option we can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares.

For each of the 2005 and 2006 fiscal years the Company has accrued $150,000 Canadian (approximately $133,600 U.S. funds at current exchange rates) as due under this contract.

VIII.

DISCLOSURE CONTROLS:

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately.

The Chief Executive Officer and the Chief Financial Officer of the company have evaluated, or caused the evaluation of under direct supervision, the effectiveness of the Company’s disclosure controls and procedures (as defined in Multilateral instrument 52-109 Certification of disclosure in issuer’s annual and interim filings) as at July 31, 2007 and have concluded that such disclosure controls and procedures were designed and operating effectively.

As a result of its periodic self-assessment, the Company has introduced several enhancements to its disclosure regime. These include clarifying aspects of the Disclosure Policy and assigning additional supervision over some elements of the disclosure process.

In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives. In the unforeseen event that lapses in the disclosure controls and procedures occur and/or mistakes happen, the Company intends to take whatever steps necessary to minimize the consequence thereof.

IX.

FINANCIAL INSTRUMENTS:

It is Management’s opinion that the Company is not exposed to significant interest rate and credit risks arising from the financial instruments and the fair value of financial instruments approximates the carrying value.

X.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

XI.

TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by respective parties. These transactions relate to office salaries, rent and other expenses.

The Company has paid cash and non-cash compensation to its officers and directors during the quarter as follows:

		Cash	Non-Cash
		Compensation	Compensation
Chairman	2007	$-	$-
	2006	150,000	659,000
Officers & Directors	2007	115,000	-
	2006	115,000	-

XII. SHARE CAPITAL:

At July 31, 2007 the Company reports 71,268,799 common shares outstanding (2006: 68,491,299). Additionally the Company has 10,200,000 stock options outstanding with a weighted average exercise price of $.52 (2006: 8,750,000 options outstanding with a weighted average exercise price of $.53) and a total of 4,221,328 outstanding warrants to acquire common shares with a weighted average exercise price of $.40 (2006: 4,142,344 outstanding warrants with a weighted average exe rcise price of $.66).

XIII.

SUBSEQUENT EVENTS:

The following subsequent events after July 31, 2007 are noted:

a.

In September 2007, the Company arranged a short-term bridge loan of $525,000 from an arms- length party. Under the terms of the bridge loan, a flat fee of $25,000 is payable and the lender was provided 250,000 warrants to acquire common shares at a price of $0.50 per share. These warrants expire in September 2008 if unexercised.

b.

On September 17 the Company announced that it has engaged a U.S.-based fabricator to provide foundry services. The initial financial commitment of the Company over the next 6 months is estimated at approximately $350,000.

c.

On September 20, 2007 an officer exercised 100,000 options and the Company realized $72,000 of proceeds.

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Table 1

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2007

Selected statement of Operations and Deficit information (all amounts in United States dollars)

Fiscal year	Interest and		Loss per share
ending October 31,	other Income	Net Loss	(basic and fully diluted)

2006	9,930	(4,058,180)	(0.06)

2005	8,703	(4,035,483)	(0.07)

2004	4,746	(2,314,298)	(.043)

2003	20,121	(1,767,965)	(.038)

2002	165,892	(14,565,515)	(.300)

2001	185,590	(9,187,377)	(.210)

Quarter ending:

January 31, 2007	2,166	(844,766)	(0.01)

April 30, 2007	420	(1,326,587)	(0.02)

July 31, 2007	-	(660,675)	(0.01)

Table 2

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2007

Selected Balance Sheet Information (all amounts in United States dollars)

Fiscal year	Working capital	Capital assets			Shareholders equity
ending October 31,	(deficiency)	at NBV	Other Assets	Total Assets	(deficit)

2006	(448,923)	-	-	465,440	(448,923)

2005	(74,831)	-	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

2003	100,670	3,768	-	350,138	104,438

2002	1,368,589	98,654	307,698	1,583,422	1,391,903

2001	3,455,108	336,839	10,332,971	14,454,470	14,124,918

Quarter ending:

January 31, 2007	(451,689)	-	-	299,877	(451,689)
April 30, 2007	(477,651)	-	-	273,695	(477,651)
July 31, 2007	(964,838)	-	-	88,331	(964,837)

Table 3

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2007

Unaudited quarterly financial information (all amounts in United States dollars)

Quarter ending	Revenues	Loss for the quarter	Basic and fully diluted

October 31, 2004	117	429,289	0.01

July 31, 2004	450	1,621,839	0.03

April 30, 2004	3,658	70,876	0.00

January 31, 2004	521	192,294	0.00
	4,746	2,314,298	0.04

October 31, 2005	7,070	(1,380,802)	0.025

July 31, 2005	1,043	(1,726,931)	0.035

April 30, 2005	301	(474,227)	0.005

January 31, 2005	289	(453,523)	0.005
	8,703	(4,035,483)	0.07

October 31, 2006	7,686	($2,459,560)	0.04

July 31, 2006	1025	(530,370)	0.01

April 30, 2006	-	(333,768)	0.005

January 31, 2006	1,219	(734,482)	0.005
	9,930	(4,058,180)	0.06

January 31, 2007	2,166	(844,766)	0.01

April 30, 2007	420	(1,326,587)	0.02

July 31, 2007	-	(660,675)	0.01

Table 4

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2007

Financing raised by the Company

Date of financing		2006			2005

	Shares	Price/share	$	Shares	Price/share	$

Private placement
December 2004				1,028,334	0.60	617,000
March 2005				1,300,000	0.65	845,000
March 2005				14,000	0.75	10,500
May 2006	150,000	0.50	75,000

Exercise of warrants
Aug - Oct 2004				2,031,250	0.08	162,500
June - Sept 2004
October 2004				400,000	0.11	44,000
June 2006	771,850	mixed	485,548

Exercise of options
June 2005	-	-	-	1,820,000	0.30	553,600
January 2006	150,000	0.30	45,000
February-March 2006	1,600,000	0.30	480,000
May-July 2006	1,100,000	0.30	329,980
August-October 2006	700,000	0.30	210,000
	4,471,850		1,625,528	6,593,584		2,232,600

		2007

Exercise of options
January 2007	1,000,000	0.30	300,000
March 2007	600,000	0.30	180,000

Exercise of warrants
April 2007	417,500	0.40	167,000
July 2007	60,000	0.40	24,000

Table 5

Micromem Technologies Inc
Management Discussion and Analysis
July 31, 2007

Number of options	Strike price	Expiry date
350,000	0.36	4/15/2012
100,000	0.68	3/15/2009
50,000	0.63	11/15/2009
300,000	0.60	3/22/2010
100,000	0.91	6/17/2009
200,000	0.30	7/18/2009
1,800,000	0.65	6/16/2009
2,500,000	0.72	5/27/2010
4,600,000	0.80	7/13/2011
150,000	0.70	5/31/2008
50,000	0.50	5/31/2012
10,200,000	0.72	(average)

	Total proceeds if all options exercised	$7,336,500

Outstanding Warrants

211,317	0.40	6/30/2008
1,028,344	0.40	6/30/2008
870,000	0.40	6/30/2008
1,300,000	0.40	6/30/2008
4,667	0.40	6/30/2008
7,000	0.40	6/30/2008
800,000	0.40	6/30/2008
4,221,328	0.40

	Total proceeds if all warrants exercised	$1,688,530